Filed by Churchill Capital Corp IX pursuant to Rule 425

under the Securities Act of 1933, as amended

Subject Company: Churchill Capital Corp IX (Registration No. 333-290370)

On April 7, 2026, Plus Automation, Inc. (“PlusAI”) held a webcast to discuss updates to its business. The following is a transcript of that webcast:

Derrick Nueman:

Thank you for joining us today for our business update call. My name is Derrick Nueman, Vice President of Investor Relations at PlusAI. The webcast will be available for replay at plus.ai/investors, where you will also find a copy of the investor presentation. Please note that this afternoon's webcast contains forward-looking statements regarding future events and the future performance of PlusAI and Churchill Capital Corp IX. These forward-looking statements are based upon information available to PlusAI and Churchill Capital Corp IX today and reflect the current views and expectations of PlusAI and Churchill Capital Corp IX.

Actual results could differ materially from those contemplated by these forward-looking statements, including but not limited to the timing of development milestones, potential future customers and revenues, competitive industry outlook, our ability to enter into future agreements and generate revenue relating to our HyperFoundry platform, and the timing and completion of the business combination. Please refer to the presentation accompanying this webcast for more information on the risk regarding these forward-looking statements that could cause actual results to differ materially.

It is now my pleasure to turn things over to David Liu, PlusAI’s CEO and Co-Founder.

David Liu:

Welcome to our business update call and thank you for joining us. I’m David Liu, Co-founder and CEO of PlusAI.

Today’s call is intended to provide an update on the company’s recent business momentum, including key operational highlights, the introduction of a new revenue stream, and continued strong customer engagements across our pilot programs, as we approach commercial launch with our OEM partners in 2027.

At our core, PlusAI is a Physical AI company. We are building autonomous driving technology for the global transportation industry.

Our mission is simple: to make transportation safer, more efficient, and more sustainable.

But here is why today is different – we are no longer talking about a future vision

•
We are in commercial operations right now, transporting commercial freight in Texas every single day.
•
We have built partnerships with leading trucking OEMs that provide us a scalable path to deploy our AI virtual driver onto thousands of factory-built trucks.

•
And we have a differentiated advantage in actively monetizing our technology. We are generating revenue today by licensing out our proprietary data, models, and simulation tools. We expect our revenue to be repeatable and exceed our peer companies in the autonomous trucking space in 2026.

Over the next 12 to 18 months, we expect several catalysts to converge and to clearly solidify us as a leader in this industry.

Why Plus?

First, the market is enormous. Autonomous driving is transforming the multi-trillion-dollar global trucking industry—one of the largest and most critical sectors in the world.

Second, we’re operating today. Our trucks are already moving freight autonomously in live commercial deployments with Ryder and International Motors. This is real traction, not a roadmap.

We are monetizing our technology today. Our 2026 revenue projections lead the peer group, with a fully driverless commercial launch targeted for 2027 as a major inflection point.

Our distribution model is a true competitive moat. Through partnerships with TRATON, Hyundai, and Iveco, we plan to deploy our AI driver factory-direct. At scale, we expect to be able to deploy thousands of trucks, without the need for costly retrofitting or infrastructure buildout.

Importantly, we’re a software-first company. That means structurally lower operating expenses than our key competitors and a path to cash-flow positivity by 2027.

Finally, we expect to go public in Q2 at a meaningful discount to public peers—creating a highly attractive entry point.

Put it all together: proven technology, leading revenue trajectory, a capital-efficient model, and compelling valuation.

The question I get most often is: 'Are you on track for a 2027 driverless launch?' The answer is a definitive yes.

Last September, we launched joint operations with Ryder and International Motors.

International trucks with our factory-installed SuperDrive software are currently running daily 600-mile freight routes along the I-35 corridor between Laredo and Temple, Texas. This route is known to be a highly congested and high complexity route, validating our systems capability to successfully operate in demanding real-world environments.

These are not test runs; they are fully integrated into Ryder’s existing fleet workflows

The results of the trial highlight our system-level readiness for commercial deployment. They also showcase the benefit fleet operators can realize using autonomous solutions:

•
100% on-time delivery
•
92% autonomous route coverage. While this is technically sufficient for launch, we are targeting the high 90s as we expand into more complex conditions like night time driving and construction zones.
•
Less than 30-minute pre-trip inspection requirements, highlighting the ability to rapidly integrate autonomous solutions into fleet workflows; and
•
Improved fuel efficiency of the trucks; a major advantage especially in today’s fuel price environment

We are laying the groundwork for the targeted commercial launch of driverless trucks next year.

The demand for autonomous trucks is real. Ryder is not the only one. We are seeing strong pull from major freight carriers who manage tens of thousands of trucks.

This quarter alone, we expect at least two more fleet customers to start operations similar to Ryder. As you can see, we are currently in conversations with some of the largest fleet operators in the U.S. from dedicated trucking companies to privately managed fleets for large corporate retailers, which include 3 of the Top 5 dedicated contract fleets.

These are not exploratory conversations. These are commercial entries where we expect to expand deployment rapidly.

To give you a sense of the scale, there are about 500,000 International Motor Class 8 trucks on US roads today. If we were to convert 5% of that install base, PlusAI would be powering 25,000 autonomous trucks.

How do we actually turn this into a business? We have two primary engines.

First, SuperDrive. This is our L4 autonomous driving system.

•
We will be paid on a contracted and recurring fee-per-mile basis for trucks installed with our SuperDrive virtual driver
•
As autonomous trucks get deployed, we expect this business to bring in $1 billion in annual recurring revenue in 5 years.

We also recently launched HyperFoundry as a product. This is the “AI Factory” we used to build SuperDrive.

•
It’s a gold mine of data, models, and simulation tools.
•
The importance of real-world sensor data for deployment is well understood and we have established a meaningful advantage
•
We are now selling these tools and plan to contract with third parties building Physical AI for robotics, mining, and ADAS.

•
We’ve already secured $25M in contracted revenue for the first half of this year alone.
•
This business is designed to be a recurring and repeatable revenue model, with additional data purchase and ongoing customer demand expected to drive continued growth
•
We are targeting $40-50m full year 2026 revenue in this business, with potential to reach $50-100m in 2027.

Between HyperFoundry and SuperDrive, we have a unique combination of near-term cash flow and long-term significant upside.

We are uniquely positioned because of the new AI development paradigm of data, model, and simulation.

Jensen Huang, in his recent NVIDIA GTC keynote, noted this is exactly how the future of Physical AI will be developed.

We are not just following the trend, we are at the forefront. We have built significant competitive advantages across all three pillars.

•
We have accumulated, we believe, one of the most diverse data sets in the industry, spanning 4 continents and millions of miles of real-world driving, covering different driving conditions and corner cases.
•
We don’t just have data, we have the proprietary infrastructure to classify, select, and label the data at scale for model training
•
We have a set of technologies that can fine tune general models with our domain-specific data and distill massive AI models into smaller efficient models for edge deployment. This is important to run AI models in vehicles and other power-efficient edge devices.
•
Finally, we close the loop. We validate our Physical AI through a combination of real-world testing and advanced closed-loop simulations.

The takeaway of this slide is this: SuperDrive is the product, HyperFoundry is the moat. Just like Tesla’s true advantage isn’t just the car; it’s the Gigafactory. For us, our 'factory' is the platform that builds the driver.

Let’s look under the hood of SuperDrive. It’s a full-stack L4 system built on large AI models.

The primary driving system combines a Reasoning model with a Reflex model to provide driving decisions. A Guardrails system makes sure the decisions coming out of the models are safe and legal.

A redundant fallback system monitors the primary driving system and provides a fail-safe fallback to maintain safe operations.

Finally remote operation is provided to enable human-in-the-loop monitoring and support for exception handling when our virtual driver is out of operational design domain.

This is an architecture built to combine AI with safety.

We have one of the industry’s most diverse, high quality, multi-modal real-world driving data sets.

This data set is collected on over 7 million miles of driving, spanning 4 continents over multiple years, covering a long tail of edge cases.

We have also augmented the data set by simulation and synthetic data.

SuperDrive is trained on this data set. Our data advantage makes SuperDrive one of the most adaptive and scalable virtual drivers in our industry.

One of our biggest differentiators is how we go to market.

We don’t build trucks, we partner with people who do.

Our software is factory-installed and distributed through leading global OEMs. The OEMs have the manufacturing capacity and expertise to build trucks. They also have the maintenance and service networks that can meet the needs of fleet customers.

This allows us to scale globally without the heavy capital expenditures of building and maintaining a physical fleet ourselves.

The economics are simple and powerful. We will generate revenue on a per-mile basis as autonomous trucks operate.

Fleets will pay a virtual driver fee to the OEM. And the OEM pays PlusAI a contracted, fixed per-mile software fee for the use of SuperDrive.

This translates to roughly $40K in annual revenue per truck to PlusAI, with target gross margins of 85%. This revenue and margin profile still allows the entire trucking ecosystem to benefit significantly – OEMs earn an additional recurring revenue source and fleet operators now have a virtual driver that costs less per mile, drives safer and operates almost around the clock.

We are on track for our targeted commercial launch of SuperDrive equipped driverless trucks in 2027, initially with a limited scale. The opportunity for us will be much bigger.

Again, just 5% market penetration or 25,000 autonomous trucks deployed by our existing OEM partners in the US, would get us to roughly $1B in annual recurring revenue.

Now, let’s talk about near-term monetization.

As we advance toward scaled deployment of SuperDrive enabled driverless trucks, we are already working to further commercialize our Physical AI development platform today with three key offerings 1) Data, 2) Models and 3) Simulation Tools

The market for Physical AI data is exploding. High-quality physical world data is scarce and expensive. This makes our existing data assets not just a strategic advantage, but a highly valuable monetizable product.

In terms of the Model Factory, we use these tools to produce the highly efficient, edge-deployed models that power SuperDrive. Now, we’re providing that same 'distillation' and fine-tuning capability to the broader market.

Finally, we are offering SimVerse, our simulation tool chain. These are the same closed-loop simulation tools we use to validate SuperDrive. They provide a high-fidelity, 'digital twin' environment for other developers to stress-test their own AI models.

By unbundling the components of our HyperFoundry platform, we are offering the essential infrastructure for the Physical AI industry. We are selling “picks and shovels” for the next gen AI developers.

HyperFoundry is already generating meaningful market traction.

We have secured $25 million in contract value so far this year. We expect to deliver and recognize that revenue in the next two months.

It’s also important to look at the composition of that figure: a substantial portion represents the initial data delivery for a multi-year program. Based on the project's scale, we anticipate the customer will require three to four times more data to reach their milestones. Accordingly we don’t see this as a one-off transaction; it illustrates a potentially predictable, repeatable cycle of high-value sales.

Beyond our current contracts, we believe that our pipeline is robust, with discussions for several additional multi-year engagements that mirror this data and tool-chain model. Consequently, we are targeting $40-50 million in total revenue for 2026, with a trajectory for potentially significant growth in 2027.

This leads directly into our financial profile.

In 2026, we expect to approach breakeven with $40-50m in revenue.

In 2027, with both SuperDrive and HyperFoundry, we are targeting $50–100M+ in revenue and reaching positive cash flow. This would represent a clear inflection point from early revenue to scaled growth.

We expect to reach profitability faster than our peers because our model is “AI-native”.

Our R&D is lean and will be decoupled from our future growth.

Because our business model resembles that of a SaaS company - we won't have manufacturing costs or massive service overhead – we expect to maintain strong variable contribution margins and free cash flow conversion as we scale.

Coupled with revenue growth, we aim to become the first cashflow positive company in the AV sector.

I am very proud of the important milestone the PlusAI team has delivered – we pride ourselves on delivering on our commitments to our customers and shareholders

In 2025, we achieved major technical milestones for SuperDrive, including completion of driver out tests and the launch of the fleet trial with Ryder and International

2026 will be a pivotal year for Plus AI with numerous exciting catalysts:

•
We are accelerating our integration with our key OEMs
•
We plan to expand fleet operations in Texas, bringing more top fleets into our network
•
We are growing revenue through monetizing HyperFoundry
•
And we plan to remove the safety observers in preparation for our 2027 launch of driverless trucks

As we wrap up, I want to spend a moment on our planned debut in the public markets.

We plan to go public in Q2 2026 via a business combination with Churchill Capital IX

As I have discussed, the company is at a clear inflection point—transitioning to meaningful revenue generation this year and progressing toward the commercial launch of our L4 solution in 2027

We believe now is the right time to enter the public markets: we are addressing a massive market opportunity with proven, on-road technology, contracted OEM distribution, higher 2026 revenue projections than our key competitors, lower OpEx than our key competitors, and a path to becoming the first cash-flow positive company in autonomous trucking

As one of the largest shareholders, it was critical to me that we structure this transaction to position the company for maximum long-term success in the public markets

To that end, we have set the initial equity value at a meaningful discount to public peers—providing a highly compelling entry point for new investors at a pivotal stage of growth.

We are excited to take this next step as a public company and are committed to delivering substantial long-term value for all stakeholders.

We believe PlusAI sits at the cross-section of a massive market, proven technology, and a scalable business model. We are entering an incredibly exciting phase, and we're glad to have you with us.

Thank you.

About PlusAI

PlusAI is an artificial intelligence company pioneering AI-based virtual driver software for factory-built autonomous trucks. Headquartered in Silicon Valley with operations in the United States and Europe, PlusAI was named by Fast Company as one of the World’s Most Innovative Companies. Partners including TRATON GROUP’s Scania, MAN, and International brands, Hyundai Motor Company, Iveco Group, NVIDIA, Bosch, DSV, and Goodyear are working with PlusAI to accelerate the deployment of next-generation autonomous trucks. PlusAI announced in June 2025 that it plans to go public via a merger with Churchill Capital Corp IX (“Churchill IX”) (NASDAQ: CCIX). For more information, visit www.plus.ai or follow PlusAI on LinkedIn, X, and YouTube.

About Churchill Capital Corp IX

Churchill IX is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. It may pursue an initial business combination target in any business or industry.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “plan,” “will,” “estimate,” “intend,” “expect,” “anticipate,” “believe,” “target,” “continue,” “could,” “may,” “possible,” “potential,” “accelerate” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding the value of autonomous driving solutions; projections of development and commercialization costs and timelines; expectations regarding Plus’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Plus’s ability to attract, retain, and expand its customer base; Plus’s deployment of virtual driver software; Plus's expectations concerning its ability to execute contracts relating to its HyperFoundry product; Plus’s expectations concerning relationships with strategic partners, suppliers, governments, regulatory bodies and other third parties; Plus’s ability to maintain, protect, and enhance its intellectual property; future ventures or investments in companies, products, services, or technologies; development of favorable regulations and government incentives affecting Plus’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Plus to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Plus and Churchill IX. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Plus is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Plus’s historical net losses and limited operating history; Plus’s expectations regarding future financial performance, capital requirements and unit economics; Plus’s use and reporting of business and operational metrics; Plus’s competitive landscape; Plus’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the capital requirements of Plus’s business plans and the potential need for additional future financing; Plus’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Plus’s reliance on strategic partners and other third parties; Plus’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the risk that shareholders of Churchill IX could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Plus or Churchill IX; failure to realize the anticipated benefits of the proposed transaction; the ability of Churchill IX, PlusAI or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Churchill IX’s filings with the U.S. Securities and Exchange Commission (“SEC”). Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Plus, Churchill IX or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Plus’s and Churchill IX’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Plus and Churchill IX may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Churchill IX is not an investment in any of its founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Churchill IX, which may differ materially from the performance of its founders’ or sponsors’ past investments.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Churchill IX has filed a Registration Statement on Form S-4 (the "Registration Statement") with the SEC, which includes a proxy statement/prospectus that has been distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Plus stockholders in connection with the completion of the proposed transaction. The Registration Statement has been declared effective by the SEC and Churchill has mailed a proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill shareholders, Plus stockholders and other interested persons are advised to read the proxy statement/prospectus, as well as other documents ﬁled with the SEC by Churchill in connection with the proposed transaction, as these documents contain important information about Churchill, Plus and the proposed transaction. Shareholders may obtain a copy of the proxy statement statement/prospectus, as well as other documents ﬁled by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp IX, 640 Fifth Avenue, 12th Floor, New York, NY 10019.The information contained on, or that may be accessed through the websites referenced in this presentation is not incorporated by reference into, and is not a part of, this presentation.

Participants in the Solicitation

Churchill, Plus and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Churchill’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Churchill’s shareholders in connection with the proposed transaction are set forth in proxy statement/prospectus ﬁled by Churchill with the SEC on April 4, 2026, as amended. You can ﬁnd more information about Churchill’s directors and executive officers in Churchill’s ﬁnal prospectus related to its initial public offering ﬁled with the SEC on May 1, 2024 and in the Annual Reports on Form 10-K ﬁled by Churchill with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.